UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
  Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Apricus Biosciences, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

652903-10-5
(CUSIP Number)

Mark DiPaolo
General Counsel
Sarissa Capital Management LP
660 Steamboat Road
Greenwich, CT 06830
203-302-2330

With a copy to:
Russell Leaf
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
212-728-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 4, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be  subject to all other  provisions of the Act  (however, see the Notes).

CUSIP No. 652903-10-5	Page 2 of 7 Pages
SCHEDULE 13D
1		NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sarissa Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,152,455
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,152,455
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,152,455
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 652903-10-5	Page 3 of 7 Pages
SCHEDULE 13D
1		NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Alexander J. Denner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,152,455
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,152,455
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,152,455
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 652903-10-5	Page 4 of 7 Pages
SCHEDULE 13D
1		NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sarissa Capital Offshore Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,152,455
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 1,152,455
	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,152,455
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%
14		TYPE OF REPORTING PERSON PN

Item 1.  Security and Issuer.
This statement constitutes Amendment No. 6 to the Schedule 13D (this “Amendment No. 6”) relating to the Common Stock, par value $0.001 (the “Shares”), issued by Apricus Biosciences, Inc. (the “Issuer”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on February 23, 2015, as amended by Amendment Nos. 1 through 5 thereto (as amended, the “Initial Schedule 13D”), on behalf of the Reporting Persons to furnish the additional information set forth herein.  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial Schedule 13D.

Item 5.  Interest in Securities of the Issuer.
Item 5 of the Initial Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 1,152,455 Shares (including 672,455 Shares underlying the Warrants) representing approximately 4.8% of the Issuer's outstanding Shares (based upon (i) the 23,441,449 Shares stated to be outstanding by the Issuer in its Form 10-Q that was filed with the Securities and Exchange Commission on August 9, 2018, and (ii) the 672,455 Shares underlying the Warrants held by Sarissa Offshore).

(b) For purposes of this Schedule 13D:

Sarissa Offshore has sole voting power and sole dispositive power with regard to 1,152,455 Shares (including the 672,455 Shares underlying the Warrants).  Sarissa Capital, as the investment advisor to Sarissa Offshore, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the 1,152,455 Shares (including 672,455 Shares underlying the Warrants) held by Sarissa Offshore.  By virtue of his position as the Chief Investment Officer of Sarissa Capital and as the managing member of Sarissa Capital’s general partner, Dr. Denner may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the 1,152,455 Shares (including 672,455 Shares underlying the Warrants) held by Sarissa Offshore.

(c) The following sets forth all transactions with respect to the Shares effected during the past sixty (60) days by any of the Reporting Persons, inclusive of any transactions effected through 4:00 p.m., New York City time, on September 5, 2018 (all such transactions were sales of Shares effected in the open market): (i) on August 27, 2018, Sarissa Offshore sold an aggregate of 234,414 Shares for $0.30 per Share, (ii) on September 4, 2018, Sarissa Offshore sold an aggregate of 405,000 Shares for $0.31 per Share, and (iii) on September 5, 2018, Sarissa Offshore sold an aggregate of 328,492 Shares for $0.28 per Share.

(e) As a result of the consummation of the transactions disclosed in this Amendment No. 6 (see item 4(c) above), the Reporting Persons ceased to be the beneficial owners of more than five percent of the Shares on September 5, 2018.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 5, 2018

SARISSA CAPITAL MANAGEMENT LP

By:	/s/ Mark DiPaolo
Name: Mark DiPaolo
Title: General Counsel

SARISSA CAPITAL OFFSHORE MASTER FUND LP
By: Sarissa Capital Offshore Fund GP LLC, its general partner

By:	/s/ Mark DiPaolo
Name: Mark DiPaolo
Title: Authorized Person

/s/Alexander J. Denner
  Alexander J. Denner